Exhibit 99.1

Contact: Fred Ryan

telephone: 441-295-8585

23 October 2008

Hamilton, Bermuda

W.P. Stewart Receives Notification of Non-Compliance from NYSE and Prepares for Annual General Meeting

W.P. Stewart & Co., Ltd. (NYSE:WPL) (“W.P. Stewart” or the “Company”) announced today that it has been notified by the New York Stock Exchange (“NYSE”) that it does not meet one of the NYSE continued listing standards.

On 16 October 2008 the Company received official notification from the NYSE that it was “below criteria” in terms of the NYSE continued listing standards as its total market capitalization was less than $75 million over a 30 trading-day period and that it’s stockholders’ equity was less than $75 million. In its letter, the NYSE indicated that the Company’s 30 trading-day average market capitalization was approximately $70.5 million and the stockholders’ equity was $72.1 million as of 14 October 2008 per the calculations of the NYSE. The Company last reported shareholders’ equity of $67.4 million as of 30 June 2008; however, this did not take into account the subsequent issuance of approximately 5 million common shares to funds affiliated with Arrow Capital Management in the third quarter. The Company expects to release third quarter earnings next month.

Under NYSE continued listing rules, the Company has 90 days to respond with a business plan that demonstrates its ability to achieve compliance with the listing standard within 18 months of receipt of the notification from the NYSE. The business plan will be reviewed by the NYSE to determine whether the Company has made a reasonable demonstration of its ability to comply with the relevant standards within 18 months. The Listings and Compliance Committee of the NYSE will either accept the plan at which time the Company will be subject to ongoing monitoring for compliance with this business plan, or the Committee will not accept the business plan and the Company will be subject to suspension and delisting proceedings. The Company currently intends to submit such a plan and is exploring alternatives for curing the deficiency and restoring compliance with the continued listing standards. The Company will also explore other alternatives should continued listing on the NYSE not be feasible.

The Company further announced that it has mailed proxy materials to shareholders in relation to its Annual General Meeting of Shareholders (the “AGM”) scheduled for 18 November 2008. At the AGM, shareholders will vote on various actions which include:

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electing a slate of nine (9) directors consisting of William P. Stewart, Henry B. Smith, John C. Russell, Angus S. King, Jr., Alfred J. Mulder, Mark I. Phelps, Heinrich Spangler, Richard D. Spurling and Alexandre von Furstenberg;

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determining that the maximum number of directors will be maintained at 12 and that the directors will be authorized to appoint new directors either to fill vacancies occurring in the Board of Directors or to act as additional directors (up to the maximum number of directors);

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effecting a consolidation (the “Share Consolidation”) of the Company’s authorized and issued shares, par value U.S. $0.001, pursuant to which every ten shares of the Company will be consolidated, reclassified and converted into one new common share of the Company, of par value U.S. $0.01;

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approving the bye-laws of the Company as amended and restated in order to permit (i) the issuance of fractional shares, which is advisable for purposes of the Share Consolidation, (ii) the electronic delivery of documents, (iii) the Company to hold repurchased shares in the Company’s treasury as treasury shares, (iv) Shareholder action by written consent upon less than unanimous consent, and (v) designated individuals to execute corporate documents which formerly required the affixation of the corporate seal;

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re-appointing PricewaterhouseCoopers LLP as the Company’s independent auditors to serve for the 2008 fiscal year and until the close of the annual general meeting of the Company for 2009, and authorizing the Board of Directors (acting by its Audit Committee) to fix their remuneration; and

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ratifying and approving the issuance by the Company of 2,547,500 of its common shares, in the aggregate, to certain of its directors, officers and other employees during 2007 and the first half of 2008 (all of which shares are subject to vesting requirements) and the commitment by the Company to issue in the future, if certain personal performance conditions are satisfied by the recipient and/or certain Company profit goals are achieved, up to an additional 80,000 of its common shares, in the aggregate, to certain of its officers and employees.

The Share Consolidation is proposed, in part, to maintain compliance with the NYSE continued listing requirement of an average closing price of $1.00 or more over a consecutive 30 trading-day period. In its letter to the Company, the NYSE noted that the Company’s 30 trading-day average share price was $1.28 as of 14 October 2008 and that the closing price on 13 October 2008 was $0.85. The closing price on 22 October 2008 was $0.62. Although the Company was in compliance with the $1.00 average closing price criteria at the time of receipt of the letter from the NYSE, the Company recognized that continued compliance would not be met if the

Company’s common share trading price did not increase. The Share Consolidation is intended to restore compliance in this regard.

The Company’s common shares remain listed on the NYSE under the symbol WPL but will be assigned a “.BC” indicator by the NYSE to signify that the Company is not currently in compliance with the NYSE’s continued listing standards.

W.P. Stewart & Co., Ltd.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company’s shares are listed for trading on the New York Stock Exchange (NYSE:WPL) and on the Bermuda Stock Exchange (BSX:WPS).

For more information, please visit the Company’s website at www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.

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Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company’s products’ performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company’s services, changes in the Company’s business strategy or development plans and contingent liabilities.

The forward-looking statements speak only as of the date of this press release. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement included in this press release to reflect any changes in expectations with regard thereto or any changes in events, conditions, or circumstances on which any such statement is based.

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